3-23-2004

04017521

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51017

SEC MAIL RECEIVED PROCESSING FEB 27 2004 WASH D.C. 108 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gladowsky Capital Management Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS. (Do not use P.O. Box No.)

18 Manor Road
(No and Street)

Smithtown (City) NY (State) 11787 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barry Gladowsky (631) 360-0902
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weinick Sanders Leventhal and Co., LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 16th Floor (Address) New York (City) NY (State) 10018-7010 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AH 3-23-2004

OATH OR AFFIRMATION

I, Jason Gladowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gladowsky Capital Management Corp., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Stewart Berger

Notary Public

STEWART BERGER
Notary Public, State of New York
No. 24-5282130
Qualified in Kings County
Commission Expires July 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Supplemental Report of Indepedent Auditors on Internal Control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLADOWSKY CAPITAL MANAGEMENT CORP.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2003

GLADOWSKY CAPITAL MANAGEMENT CORP.

DECEMBER 31, 2003

INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

INDEPENDENT AUDITORS' REPORT

To the Stockholders and
Board of Directors of
Gladowsky Capital Management Corp.
Smithtown, New York 11787

We have audited the accompanying statement of financial condition of Gladowsky Capital Management Corp. as of December 31, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gladowsky Capital Management Corp. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 - 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 12, 2004

MEMBER
INAA
GROUP
An independent member of the INAA Group.
Members throughout the world.
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

GLADOWSKY CAPITAL MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$ 15,958	
Deposits with and amounts due from clearing broker	29,452	
Marketable securities at market value (cost $13,000)	9,450	
Furniture, equipment, and leasehold improvements at cost, less accumulated depreciation of $78,409	43,441	
Other assets	15,283	
Total assets		$113,584

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses		$ 12,355
Commitments and contingencies		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, issued, and outstanding	$ 20,000	
Additional paid-in capital	239,570	
Deficit	(158,341)	
Total stockholders' equity		101,229
Total liabilities and stockholders' equity		$113,584

The accompanying notes are an integral part of these financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2003

Income:		
Investment advisory fees	$ 650,485	
Commission income	344,764	
Other income	72,234	
Interest income	90	
Total income		$1,067,573
Expenses:		
Salaries - officers	260,700	
Salaries - other	233,754	
Payroll taxes and employee benefits	64,462	
Money manager fees	227,157	
Rent	46,396	
Clearing costs	27,668	
Communication and telephone	29,133	
Office expense	25,971	
Insurance	13,567	
Computer expenses	25,972	
Depreciation and amortization expense	13,971	
Professional fees	9,438	
Registrations, licenses, and fees	16,668	
Subscriptions	5,298	
Travel expenses	5,918	
Miscellaneous expenses	73,790	
Total expenses		1,079,863
Net loss		($ 12,290)

The accompanying notes are an integral part of these financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:		
Net loss		($12,290)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	$13,971	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Marketable securities	550	
Other assets	12,573	
Deposits with clearing broker	21,661	
Accounts payable and accrued expenses	6,249	
Total adjustments		55,004
Net cash provided by operating activities		42,714
Net cash used for investment expenditures:		
Purchases of fixed assets		(28,344)
Net increase in cash		14,370
Cash and cash equivalents at beginning of period		1,588
Cash and cash equivalents at end of period		$15,958

The accompanying notes are an integral part of these financial statements.

GLADOWSKY CAPITAL MANAGEMENT CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance at January 1, 2003	200	$20,000	$239,570	($146,051)	$113,519
Net loss	-	-	-	(12,290)	(12,290)
Balance at December 31, 2003	200	$20,000	$239,570	($158,341)	$101,229

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

(a) Organization and Operations:

Gladowsky Capital Management Corp. (the "Company") is a registered broker-dealer and a member of the National Association of Security Dealers, Inc. The Company provides investment advisory services and introduces its customers to its clearing broker, Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation, on a fully disclosed basis. The Company is exempt from the requirements of Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)(ii).

(b) Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the Untied States of America.

(c) Commissions and Investment Advisory Income:

Commission revenue and related expenses are recorded on a trade date basis.

Investment advisory fees are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract.

(d) Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(e) Income Taxes:

The Company, with the consent of its stockholders, has elected to be taxed as an S corporation as provided for by the Internal Revenue Code and New York State. Under S corporation status, the Company's net income/loss is taxed to its stockholders.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES. (Continued)

(f) Furniture, Equipment, and Leasehold Improvements:

Furniture, equipment, and leasehold improvements are carried at cost. Depreciation is provided using both accelerated methods and straight-line methods, based on an estimated useful lives of five to seven years.

(g) Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days.

(h) Marketable Securities:

The Company owns 1,000 shares of The NASDAQ Stock Market, Inc. The Company carries the security at market value, the closing price at year-end.

NOTE 2 – DEPOSITS WITH AND AMOUNTS DUE FROM CLEARING BROKER.

Deposits with and amounts due from clearing broker includes the following:

Escrow deposit	$25,000
Commissions receivable	4,452
	$29,452

NOTE 3 – NET CAPITAL REQUIREMENT.

As a registered broker-dealer and member organization of the National Association of Security Dealers, Inc. the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital as defined of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater. At December 31, 2003, the Company had a net capital of $41,051, which exceeded the required amount of $5,000 by $36,051.

NOTE 4 – COMMITMENTS.

Effective November 1, 2003, the company leases its office facility from a related company on a month-to-month basis at an annual rental of approximately $30,000.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK.

In the normal course of business, the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates, to the detriment of the Company.

The Company does not anticipate nonperformance by customers. The Company's policy is to monitor its market exposure and risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 6 - EMPLOYEE BENEFIT PLAN.

The Company has a retirement plan for the benefit of all eligible full-time employees who have at least one year of service and are at least 21 years of age. The plan provides for an annual contribution by the Company, at the discretion of the stockholders. The contribution is limited to 3% of eligible salaries or 100% of the contribution made by the employee. Contributions by the Company to the plan for the year ended December 31, 2003 were $13,269.

GLADOWSKY CAPITAL MANAGEMENT CORP.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

Stockholders' equity	$ 101,229	
Deductions and charges:		
Non-allowable assets	58,724	
Net capital before haircuts		$ 42,505
Haircuts on marketable securities	1,417	
Haircuts on money market fund	37	
Total haircuts		1,454
Net capital		41,051
Minimum capital requirement - the greater of 6-2/3% of aggregate indebtedness of $12,355 or $5,000		5,000
Excess net capital		$ 36,051
Ratio of aggregate indebtedness to net capital		.30 to 1
Aggregate indebtedness - accounts payable and accrued expenses		$ 12,355

The difference in net capital of $1,677 between the above computation and the corresponding unaudited From X-17A-5 Part IIA filing for December 31, 2003 is attributable to year end audit adjustments.

GLADOWSKY CAPITAL MANAGEMENT CORP.

SUPPLEMENTARY INFORMATION

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2003

The Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission, under Section (k)(2)(ii) of that Rule.

GLADOWSKY CAPITAL MANAGEMENT CORP.

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITORS ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2003

WSL WEINICK SANDERS LEVENTHAL & CO., LLP

GLADOWSKY CAPITAL MANAGEMENT CORP.

DECEMBER 31, 2003

INDEX

WSL
WEINICK
SANDERS
LEVENTHAL & CO., LLP
1375 BROADWAY
NEW YORK, N.Y. 10018-7010
CERTIFIED PUBLIC ACCOUNTANTS
INCLUDING THE PRACTICE OF EICHLER, BERGSMAN & CO. LLP
212-869-3333
FAX 212-764-3060
WWW.WSLCO.COM

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholders
and Board of Directors of
Gladowsky Capital Management Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Gladowsky Capital Management Corp., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MEMBER
INAA
GROUP
An independent member of the INAA Group.
Members throughout the world.
INTERNATIONAL NETWORK OF ACCOUNTANTS AND AUDITORS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weinick Sanders Leventhal & Co., LLP

New York, New York
February 12, 2004